
02007376

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8- 49625 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

RECEIVED MAR 07 2002

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bill Few Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Perry Highway
(No. and Street)

Pittsburgh (City) PA (State) 15229 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Jones 412-801-4900 (Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs
(Name — *if individual, state last, first, middle name*)

1133 Penn Ave. Pittsburgh, PA 15222
(Address) (City) (State) Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, John E. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bill Few Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

COO and FINOP

Title

Notary Public

Notarial Seal
Debra A. Warfield, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Feb. 9, 2006
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BILL FEW SECURITIES, INC.
Pittsburgh, Pennsylvania

Statement of Financial Condition
and
Supplementary Financial Information

As of December 31, 2001

CONTENTS

**Schneider Downs**
*Certified Public Accountants and Business Advisors*

Schneider Downs & Co., Inc.

1133 Penn Avenue
Pittsburgh, PA 15222
412/261-3644
FAX 412/261-4876

One Columbus, Suite 1500
10 West Broad Street
Columbus, OH 43215
614/621-4060
FAX 614/621-4062

http://www.sdcpa.com



# INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
Bill Few Securities, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Bill Few Securities, Inc. (the Company) as of December 31, 2001. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bill Few Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted by the United States of America.

Our audit was conducted for the purposes of forming an opinion on the statement of financial condition. The supplementary information is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition, and in our opinion, is fairly stated in all material respects in relation to the financial statement taken as a whole.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
January 25, 2002

# BILL FEW SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 601,718 |
| Deposits with clearing firm | 100,000 |
| Cash surrender value of life insurance | 166,601 |
| Total Assets | $ 868,319 |

### LIABILITIES

| | |
|---|---|
| Accounts payable | $ 10,657 |
| Accrued and other liabilities | 19,000 |
| Payable to affiliates | 748,854 |
| Total Liabilities | 778,511 |

### STOCKHOLDERS' EQUITY

| | |
|---|---|
| Common stock | 47,750 |
| Additional paid-in capital | 53,296 |
| Accumulated deficit | (11,238) |
| Total Stockholders' Equity | 89,808 |
| Total Liabilities and Stockholders' Equity | $ 868,319 |

See notes to financial statements.

BILL FEW SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

## NOTE 1 - ORGANIZATION

During 2001, Bill Few Associates, Inc. changed its name to Bill Few Securities, Inc. (Company) and became a wholly owned subsidiary of Bill Few, Inc. (BFI), a holding company.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers (NASD). The Company was founded in 1987 and provides a wide range of financial services tailored to the investment needs of its clients. These services include personal financial counseling, estate and business planning, retirement counseling, and retirement plan management. In addition, the Company provides investment custodian and clearing house services to its customers through an agreement with Pershing. The services are provided to customers through Pershing on a fully disclosed basis.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains, at one bank, cash that may exceed federally insured amounts at times.

Securities Transactions and Commissions - All security transactions are effected through a clearing agent (Pershing) on a fully disclosed basis. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the provisions of Rule 15c3-3. Securities transactions, together with the related commissions and expenses, are recorded on a trade-date basis.

Income Taxes - The Company, as a wholly owned subsidiary of an S Corporation, generally does not incur an income tax liability. The income or loss is passed through to the parent Company's stockholders, who include their pro rata share on their respective individual income tax returns.

## NOTE 3 - DEPOSIT WITH CLEARING FIRM

The Company has entered into an agreement with Pershing to operate as the Company's clearing firm. This agreement required $25,000 to be placed in escrow with Pershing. At the Company's discretion, an additional $75,000 was placed with Pershing.

NOTE 4 - CASH SURRENDER VALUE OF LIFE INSURANCE

The Company is the owner and beneficiary of certain life insurance policies insuring the life of a stockholder of BFI, which have an aggregate face value of $2,000,000 at December 31, 2001. The cash surrender value as of December 31, 2001 approximated $166,000.

NOTE 5 - PROFIT SHARING AND 401(k) SAVINGS PLAN

The Company maintains a defined contribution profit sharing plan, which covers all employees who meet the plan's eligibility requirements. Contributions to the plan are determined at the discretion of the Board of Directors. Additionally, employees of the Company may participate in a 401(k) savings plan, whereby eligible employees can make contributions pursuant to a salary reduction agreement. The Company can elect to make a matching contribution of participating employees' deferrals up to six percent (6%) of compensation. No matching contributions were made during 2001. No discretionary profit sharing contribution was made to the plan during the year ended December 31, 2001.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has a payable to the Bill Few, Inc. for management services and working capital advances. In addition, the Company has a payable to Bill Few Associated, Inc. (BFA) for various security commissions. BFA is a registered investment advisor wholly owned by BFI. The total amount due to related parties was approximately $750,000 at December 31, 2001.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which is administered by the NASD. This rule requires that the Company's "aggregate indebtedness" not exceed 15 times its "net capital," as such terms are defined in the rule. NSAD may require a broker/dealer to reduce its business activity if its net capital ratio should exceed 12 to 1 and may prohibit a broker/dealer from expanding its business if the ratio exceeds 10 to 1. At December 31, 2001, the Company's net capital ratio was 8.67 to 1 and its net capital was $89,808. The minimum net capital required is $50,000, resulting in excess net capital of $39,808. Therefore, the Company was free of all restrictions.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company is party to potential litigation in connection with certain employment matters. Management believes that the impact of the potential litigation will not have a material effect on the financial position of the Company.

# SUPPLEMENTARY FINANCIAL INFORMATION

BILL FEW SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholders' equity | | $ 89,808 |
| Deduct stockholders' equity not allowable to net capital | | - |
| Total Stockholders' Equity Qualified for Net Capital | | 89,808 |
| Add: | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| Other (deductions) allowance credits | | - |
| Total Capital and Allowable Subordinated Liabilities | | 89,808 |
| Deductions and/or Charges: | | |
| Nonallowable assets: | | |
| Securities not readily marketable | - | |
| Exchange memberships | - | |
| Property, equipment and leasehold improvements, net | - | |
| Other assets | - | |
| | - | |
| Additional charges for customers' and noncustomers' security accounts | - | |
| Additional charges for customers' and noncustomers' commodity accounts | - | |
| Aged fails-to-deliver | - | |
| Aged short security differences | - | |
| Security demand note deficiency | - | |
| Commodity futures contracts and spot commodities/proprietary capital charges | - | |
| Other deductions and/or charges | - | - |
| | | 89,808 |
| Net capital before haircuts on securities position (tentative net capital): | | |
| Haircuts on securities: | | |
| Contractual securities commitments | - | |
| Deficit in securities collateralizing secured demand notes | - | |
| Trading and investment securities: | | |
| Bankers' acceptances, certificates of deposit, and commercial paper | - | |
| U.S. and Canadian Government obligations | - | |
| State and Municipal Government obligations | - | |
| Corporate obligations | - | |
| Stocks and warrants | - | |
| Options | - | |
| Other securities | - | |
| Undue concentration | - | - |
| Net Capital | | $ 89,808 |

The independent auditors' report should be read with this schedule.

BILL FEW SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

(Continued)

| | |
|---|---|
| Aggregate indebtedness: | |
| Items included in statement of financial condition: | |
| Short-term bank loans (secured by customers' securities) | - |
| Drafts payable | - |
| Payable to brokers and dealers | - |
| Payable to clearing broker | - |
| Payable to customers | - |
| Other accounts payable, and accrued expenses | $778,511 |
| Notes and mortgages payable, unsecured | |
| Items not included in statement of financial condition: | |
| Market value of securities borrowed for which no equivalent | - |
| value is paid or credited | - |
| Other unrecorded amounts | - |
| Total Aggregate Indebtedness | $778,511 |
| Minimum Net Capital Required | $ 50,000 |
| Ratio: Aggregate Indebtedness to Net Capital | 8.67 to 1 |

Net capital as reported in the Company's Part II (unaudited) Focus Report did not differ materially from the above calculation.

The Company claims exemption under SEC Rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The independent auditors' report should be read with this schedule.

# OTHER INFORMATION

Schneider Downs
*Certified Public Accountants and Business Advisors*

Schneider Downs & Co., Inc.

1133 Penn Avenue
Pittsburgh, PA 15222
412/261-3644
FAX 412/261-4876

One Columbus, Suite 1500
10 West Broad Street
Columbus, OH 43215
614/621-4060
FAX 614/621-4062

http://www.sdcpa.com



INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE REQUIRED
BY SEC RULE 17a-5

To the Stockholders and Board of Directors
Bill Few Securities, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Bill Few Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by Rule 17a-13; or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
January 25, 2002